SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


                                 GoENERGY, INC.

                         (Name of Small Business Issuer)

               Delaware                            98-0357690
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      (State of Incorporation)                  I.R.S. Employer
                                              Identification Number

                         Suite 1000 - 355 Burrard Street
                             Vancouver, B.C. V6C 2G8
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           (Address of principal executive offices, including zipcode)


                                 (604) 961-8878
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                       (Issuer's address telephone number)

Securities to be Registered under Section 12(b) of the Act:     None

Securities to be Registered under Section 12(g) of the Act:    Common Stock,
                                                               $0.0001 Par Value


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                                    PART 1

ITEM 1    DESCRIPTION OF BUSINESS

All financial information is current as of July 31, 2001. Other information is current as of the date of filing.

                                   General

GoEnergy, Inc. (the "Company") was incorporated in the State of Delaware on May 2, 2001. The Company intends to enter into the business of oil and gas exploration and development. The Company's principal office is located at 4526 Underwood Avenue, North Vancouver, British Columbia Canada V7K 2S2.

                               Proposed Business

The Company intends to seek, locate and acquire an interest in a petroleum property or, in the alternative, a joint venture with an established oil and gas company which in the opinion of management will offer long term growth potential. The Company will not restrict its search to any specific geographical location. The Company may also consider acquiring by way of a business combination an existing private oil and gas company which has commenced operations, or which desires to become a "reporting issuer" in order to facilitate capital formation to expand into new markets (the "target company").

The Company does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analysing oil and gas opportunities or business combinations will be paid with money in the Company's treasury or loaned by management.

Although the Company is under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it were a reporting issuer under the Securities Exchange Act of 1934 (the "Exchange Act").

There are certain perceived benefits to being a reporting issuer with a class of publicly-traded securities. These are commonly thought to include the following:

   * the ability to use registered securities to make acquisitions of assets or businesses;
   *  increased visibility in the financial community;
   *  the facilitation of borrowing from financial institutions;
   *  improved trading efficiency;
   *  shareholder liquidity;
   *  greater ease in subsequently raising capital;
   *  compensation of key employees through stock options;
   *  enhanced corporate image;
   *  a presence in the United States capital market.

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On the other hand there are a number of disadvantages to being a reporting issuer including:

   * significant additional expenses are incurred in order to comply with all the regulatory requirements that apply to reporting issuers;
   * the company's annual financial statements have to be audited under US GAAP and quarterly financial statements need to be prepared; the financial and business affairs of the company are made public;
   * a reporting issuer is subject to insider trading reporting and liability provisions; and
   *  a reporting issuer can be subject to class action suits.

A target company, if any, which may be interested in a business combination with the Company may include the following:

   * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
   * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
   * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
   * a company which believes that it will be able obtain investment capital on more favourable terms after it has become public;
   * a foreign company which may wish an initial entry into the United States securities market;
   * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; and
   * a company seeking one or more of the other perceived benefits of becoming a public company.

In certain cases a company may find a business combination less attractive than an initial public offering of its securities. Usually a business combination is dilutive to the shareholders of the company seeking to go public without the benefits of an infusion of capital. Furthermore some companies for reasons of potential undisclosed liabilities do not like the idea of merging with another company.

There are no assurances that the Company will be able to effect a business combination or locate a suitable oil and gas opportunity. In addition, at this time, no details can be provided as to an acquisition of an interest in a petroleum property or a business combination.

                                   Risk Factors

The common shares of the Company must be considered a speculative investment due to a number of factors. Readers should carefully consider the risks described below before deciding whether to invest in shares of the Company's common stock. If the Company does not successfully address any of the risks described below, there could be a material adverse effect on the Company's business, financial condition or results of operations, and the trading price of the Company's

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common stock may decline and investors may lose all or part of their investment.
The Company cannot assure any investor that it will successfully address these risks.

The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

1.   Limited History of Operations and Reliance on Expertise of Certain
     Persons

The Company has no history of operations and is dependent on management by its president and director for the proposed acquisition, exploration and development of petroleum properties, and on the advice of consulting geologists retained by the Company from time to time. Certain key individuals employed by the Company will be required to be experienced in the acquisition, exploration and development of petroleum properties. Should these individuals leave the Company, the Company may have difficulty in finding a person of comparable education and experience to manage the business of the Company.

2.   Limited Financial Resources

The Company has limited financial resources and will have to raise additional funds to sustain, continue and expand its business. The Company currently has no revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Company. There is no assurance that market conditions will continue to permit the Company to raise funds if required. Should the Company fail to raise additional capital it will be unable to carry out its intentions.

3.   Failure to Locate Commercial Quantities of Hydrocarbons and Geological
     Risks

There is no assurance that commercial quantities of hydrocarbons will be discovered and prices for hydrocarbons may vary, rendering any deposit discovered uneconomic. In addition, even if hydrocarbons are discovered, the costs of extraction and delivering the hydrocarbons to market may render any deposit found uneconomic. Geological conditions are variable and unpredictable. Even if production is commenced from a well, the production will inevitably decline and may be affected or terminated by changes in geological conditions that cannot be foreseen or remedied by the Company.

Prices for oil and gas may fluctuate widely from time to time depending on international demand, production and other factors which cannot be foreseen by the Company. A decline in price may render a discovery uneconomic.

4.   Governmental Laws and Local Conditions

Claims of aboriginal peoples may adversely affect the rights or operations of the Company. There is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons and protection of water resources and agricultural lands. The Company may be subject to numerous foreign governmental regulations that relate directly and indirectly to its operations

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including title to the petroleum interests acquired by the Company, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which the Company is operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the business of the Company in any jurisdiction in which it plans to operate will not change in a manner that may materially and adversely affect the business of the Company. There is, however, no assurance that the laws of any jurisdiction in which the Company carries on business may not change in a manner that materially and adversely affects the business of the Company.

5.   Environmental Risks

The Company may be subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, the Company may be liable for damages and the costs of removing hydrocarbon spills for which it is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Company liable for environmental damage without regard to negligence or fault on the part of the Company. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the business of the Company. The Company intends to conduct its business in substantial compliance with all applicable environmental laws and regulations.

6.   Possible Lack of or Inadequacy of Insurance

The Company plans to maintain insurance against certain public liability, operational and environmental risks, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to, or carried by, the Company or, if available and carried, that such insurance will be adequate to cover the Company's liability.

7.   No Assurance of Earnings or Dividends and Taxation of Dividends

The Company has no history of earnings and there is no assurance that the business of the Company will be profitable and, even if the business of the Company is profitable, there is no assurance the board of directors will declare dividends on common shares.

8.   Marketing of Petroleum Products

The availability of products sold, or to be sold, by the Company may be restricted or rendered unavailable due to factors beyond the control of the Company, such as change in laws in the jurisdictions in which the properties of the Company are located, changes in the source of supply in foreign countries, prohibition on use due to testing and licensing requirements and in certain

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areas of the world civil disorder or governmental confiscation without compensation. Even if the Company makes discoveries in commercial quantities, development of a discovery may take a number of years and financial conditions at that time cannot be determined.

9.   Activities of Management

The management of the Company and the growth of the Company's business depends on certain key individuals who may not be easily replaced if they should leave the Company and persons in management have other business interests which may result in them devoting, from time to time, some of their time to such other interests.

10.  Loss of Investment

An investment in the common shares of the Company should only be made by persons who can afford a complete loss of their investment and there is no assurance that the common shares of the Company will increase in value from the amount at which a member acquired common shares of the Company.

11.  Risk Inherent in Exploration

Oil and gas exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing and profitable properties.

12. Consequences of Failure to Satisfy Prescribed Permit or License Terms and Conditions

In all cases, the terms and conditions of the permit or license granting the right to the Company, or the party from which the Company acquired, or agreed to acquire, directly or indirectly, the right to explore for and develop hydrocarbons prescribe a work program and the date or dates before which such work program must be done. Varying circumstances, including the financial resources available to the Company, availability of required equipment, expertise of the management of the Company and other matters relating to the Company, reliance on third party operators of permits and licenses or circumstances beyond the control or influence of the Company may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation to the Company. Such terms and conditions may, in certain cases, be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied will not, or has not been met and may result in the loss of the interest in such permit or license that such term or condition will be renegotiated with the applicable authority.

13.  Defeasance of Title

The possibility exists that title to one or more properties of the Company may be lost due to an omission in the claim of title. The Company does not maintain title insurance.

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14.  Anticipated Change in Control and Management.

Upon the successful completion of a business combination, the Company anticipates that it will have to issue to the target company or its shareholders some authorized but unissued common stock which, when issued will comprise a majority of the Company's then issued and outstanding shares of common stock. Therefore, the Company anticipates that upon the closing of a business combination, the Company will no longer be controlled by the current shareholders. In addition, existing management and directors may resign. The Company cannot give any assurance that the experience or qualifications of new management, as it relates to either the operation of the Company's activities or to the operation of the business, assets or property being acquired, will be adequate for such purposes.

15.  Conflict of Interest - Management's Fiduciary Duties.

A conflict of interest may arise between management's personal financial benefit and management's fiduciary duty to shareholders.

The Company's sole director and officer, is or may become, in his individual capacity, an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. Mr. Malamas, the sole director and officer of the Company, is engaged in other business activities. Accordingly, the amount of time he will devote to the Company's business will only be about 5 to 10 hours per month. There exists potential conflicts of interest including allocation of time between the Company and its officer's other business interests.

16.  Experience of Management; Consultants.

Although management has general business experience, it has limited experience in effecting a business combination and does not have any significant experience in acquiring petroleum properties or operating an oil and gas company. Management does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with respect to its proposed business activities. Consequently, management has not established the criteria that will be used to hire independent consultants regarding their experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

17.  Potential Future Rule 144 Sales.

Of the 80,000,000 shares of the Company's Common Stock authorized, there are presently 7,016,293 shares issued and outstanding; all are "restricted securities" as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to 1% of the Company outstanding common stock every 3 months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer, such information deemed available if the issuer

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satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, a sale of shares by a person who is not an affiliate of the Company and who has satisfied a 2 year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of the Company's common stock in any market that may develop for such shares.

18.  Possible Issuance of Additional Shares.

The Company's Certificate of Incorporation authorizes the issuance of 80,000,000 shares of Common Stock. The Company's Board of Directors has the power to issue any or all of such additional shares without stockholder approval for such consideration as it determines. Management presently anticipates that it may choose to issue a substantial but as yet undetermined amount of the Company's shares in connection with an acquisition of a petroleum property or a business combination.

19.  Risks of Leverage.

There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to it to acquire a petroleum property or effect a business combination. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial markets as well as general economic conditions. There can be no assurance that debt financing, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company. The Company's inability to borrow funds required to effect or facilitate an acquisition, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse affect on the Company's financial condition and future prospects.

Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:

    (i) if the Company's operating revenues after an acquisition were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets;

    (ii) if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due;

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    (iii) if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment;

    (iv) if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

20.  Penny Stock Rules.

Under Rule 15g-9, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

1.   such sale or purchase is exempt from Rule 15g-9; or

2. prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

The United States Securities and Exchange Commission (the "Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities Dealers ("NASD") Automated Quotation System ("NASDAQ").

It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's common stock may be adversely affected by such regulations. This, in turn, will affect shareholders' ability to sell their shares following the completion of an acquisition or a business combination.

There is no current trading market for shares of the Company's common stock (the "Shares") and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the Shares. A trading market will develop, if at all, only after an acquisition or business combination has been completed.

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To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's common stock. The Company has had no discussions or understandings, with any "market makers" regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock. Management expects that discussions in this area will ultimately be initiated by the management in office after completion of an acquisition or a business combination.


21.  Risks Associated with Operations in Foreign Countries

The Company's business plan is to seek to acquire a business opportunity. The Company may acquire a business or petroleum property outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a business located, or operating in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

22.  Speculative Nature of the Company's Proposed Operations

The success of the Company's proposed plan of operations will depend to a great extent on the previous exploration and development work conducted on a petroleum property, or on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

23.  Scarcity of and Competition for Business Opportunities and Combinations

The Company is and will continue to be an insignificant participant in the oil and gas business. A large number of established and well-financed entities are active in oil and gas exploration. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company may be at a competitive disadvantage in carrying out its proposed operations. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

24.  No Agreement for Acquisition of a Target Company Combination.

The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any specific target company within

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the oil and gas industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favourable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

25.  Reporting Requirements May Delay or Preclude Acquisition

Section 13 of the Exchange Act requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

26.  Lack of Market Research or Marketing Organization

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such transaction.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

                            General Business Plan

The Company's purpose is to seek, investigate and, if such investigation warrants, target an opportunity in the field of oil and gas exploration and development or acquire a target company which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital to finance its operations.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options

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or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of petroleum properties or business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a petroleum properties or a business entity. Management has agreed, from time to time, to advance to the Company by way of a non -interest bearing loan, the funds necessary to cover all costs associated with filing the requisite reports under the Exchange Act.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analysing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential oil and gas opportunities.

The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after the closing of the proposed transaction.

The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

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The Company may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

Management of the Company, which in all likelihood will be inexperienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for a suitable petroleum property. No such consultant or advisor has been retained and management of the Company has not in the past used particular consultants, advisors or finders on a regular basis.

Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

                         Structure of Acquisition

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company or other entity. It may also acquire stock or assets of a target company. Upon consummation of an acquisition, it is possible that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of an acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination. The issuance of additional securities and their potential

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sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company will be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the Company's duty to file audited financial statements as part of or within 15 days following the filing of its Form 8-K with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

                                   No Dividends

The Company has not paid any dividends on its common stock; nor does the Company intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of the Company's Board of Directors.

                                    Employees

The Company presently has no employees. The Company has one officer and director. Mr. Malamas is engaged in other business activities, and the amount of time he will devote to the Company's business will be approximately 5 to 10 hours per month. Upon completion of the public offering, it is anticipated that management will devote such time to the Company's affairs each month as may be necessary to carry on the Company's business plans.

                                   Competition

The Company will remain an insignificant participant among the firms which engage in the exploration and development of petroleum properties. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

                           Liquidity And Capital Resources

The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company presently has no interest in petroleum properties and at this time has no agreements to acquire any such properties. The Company is presently using office space provided, at no cost, by its President, Strato Malamas, at 4526 Underwood Avenue, North Vancouver, BC, V7K 2S2. Such arrangement is expected to continue until completion of the proposed acquisition.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the Common Stock ownership as of July 31, 2001, of each officer, director and person who is known to the Company as management or to be the beneficial owner of more than five percent of the Company's Common Stock. As of July 31, 2001 there were 7,016,293 common shares outstanding.

--------------------------------------------------------------------------------
  Name and Address          Amount and Nature of             Percent Ownership
  of Beneficial Owner       Beneficial Ownership
--------------------------------------------------------------------------------

  Strato Malamas                 5,500,000                       78.4%
  4526 Underwood Avenue
  North Vancouver, BC
  V7K 2S2
--------------------------------------------------------------------------------

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is the name of the sole director and officer of the Company, all positions and offices with the Company held, the period during which person has ever served as such, and the business experience during at least the last five years:

--------------------------------------------------------------------------------
Name and Address                Age          Position           Date Elected
--------------------------------------------------------------------------------

Strato Malamas                   43   President, Secretary,    May 2, 2001
4526 Underwood Avenue                 Treasurer and Director
North Vancouver, BC
V7K 2S2

--------------------------------------------------------------------------------

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

Strato Malamas has been a Director and Officer of the Company since incorporation on May 2, 2001 and has been an investor in the North American markets for the past five years. Mr. Malamas became a licensed Realtor in the Province of British Columbia, Canada in 1983 and began his career with NRS Block Bros. In 1984 he acquired his own Real Estate office and, after selling his office to Homelife Realty Ltd., became a Re/Max Agent. Mr. Malamas acquired his Real Estate Agent's Licence in 1997 after having successfully completed the Real Estate Salesperson's and Sub Mortgage Broker's Pre-Licensing Examination, the Real Estate Agent's Pre-Licensing Course as well as the Property Management Pre-Licensing Examination conducted by the Faculty of Commerce and Business Administration of the University of British Columbia, and The Real Estate Council of British Columbia. He has earned memberships in several prestigious clubs awarded only to the highest producers, such as the Re/Max 100 Percent Club, Re/Max Executive Club and the Real Estate Board of Greater Vancouver's Medallion Club and Master Medallion Club.

Mr. Malamas has enjoyed a successful career in real estate sales and marketing and the development of real estate projects, including the subdivision of raw lands into residential building lots, construction of condominium and townhouse complexes and single family developments in the Province of British Columbia. He is familiar with all aspects of real estate development.

                         Conflicts of Interest

The Company's sole officer and director is or may be a director or officer of other companies. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring an interest in a petroleum property, or introduce a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

Management has not adopted policies involving possible conflicts of interest.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favour of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

                      Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act and the Exchange Act, management believes that the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in a business combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6.   EXECUTIVE COMPENSATION

The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is presently using as its office the office of its President, Strato Malamas, at 4526 Underwood Avenue, North Vancouver, BC, V7K 2S2. Such arrangement is expected to continue indefinitely.

ITEM 8.   DESCRIPTION OF SECURITIES

The Company is currently authorized to issue 100,000,000 shares of which there are 80,000,000 Common Shares, par value $0.0001 per share, and 20,000,000 Preferred Shares with a par value of $0.0001. As of July 31, 2001, the Company had outstanding 7,066,293 shares of Common Stock. On September 21, 2001, $2,500 was refunded to an investor and 50,000 shares were returned to treasury. There are currently 7,016,293 Common Shares issued and outstanding. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereto at meetings of the shareholders.

The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversation rights and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

                        Reports to Stockholders.

The Company intends to furnish its shareholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. The Company's fiscal year ends on July 31. In addition, the Company intends to issue unaudited interim reports and financial statements on a quarterly basis.

                         Non-Cumulative Voting

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no trading market for the Company's common stock at present and there has been no trading market to date. The Company has 29 shareholders. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described here. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. If a trading market develops, if at all, it will develop only after the acquisition of a petroleum property or target company.

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act, of companies which file reports under Sections 13 or 15(d) of the Exchange Act. The Company intends to file such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).

The Securities and Exchange Commission has adopted rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

If, after an acquisition or business combination, the Company does not meet the qualifications for listing on the Nasdaq Stock Market Inc.'s SmallCap Market ("NASDAQ-SCM"), the Company's securities may be traded on the OTCBB. The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited on a single location but operates through communications of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

In order to qualify for listing on the NASDAQ-SCM, a company must have at least
(i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00;
(iv) three market makers; (v) 300 shareholders, and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00;
(iv) two market markers; and (v) 300 shareholders.

If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                                   Dividends

The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, capital requirements and financial condition, as well as other relevant factors.

ITEM 2.   LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

On May 15, 2001 the Company issued 7,066,293 shares of its common stock as follows: to its President, Strato Malamas: 5,500,000 shares. The stock was issued in reliance on an exemption from registration for non public offerings contained in section 4(2) of the 1933 Securities Act as Amended.

Between May 15, 2001 and July 1, 2001 the Company sold 1,566,293 common shares to 29 persons at $0.05 per share for a total of $75,814. The shares were sold in reliance on an exemption from registration contained in Regulation S. On September 21, 2001, $2,500 was refunded to an investor and the corresponding 50,000 shares were returned to treasury.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-laws of the Company provide for indemnification or directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall be eliminated or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions or, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Indemnification of directors and officers is as provided by the general corporate law of the State of Delaware. There are no specific provisions in either the articles or the bylaws.

                                      PART F/S

                               FINANCIAL STATEMENTS

                                       Index


Auditors Report dated August 22, 2001                                         22
Audited Balance Sheets as at July 31, 2001                                    23
Audited Statement of Operations as at July 31, 2001                           24
Audited Statement of Stockholders' Equity (Deficit) as at July 31, 2001       25
Audited Statement of Cash Flows as at July 31, 2001                           26
Notes to the Financial Statements                                             27

GOENERGY, INC.
(A Development Stage Company)

Financial Statements
July 31, 2001
(U.S. Dollars)






INDEX                                                                       Page
-----                                                                       ----

Report of Independent Chartered Accountants                                    1

Financial Statements

Balance Sheet                                                                  2

Statement of Operations                                                        3

Statement of Stockholders' Equity                                              4

Statement of Cash Flows                                                        5

Notes to Financial Statements                                                  6

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS
OF GOENERGY, INC.
(A Development Stage Company)

We have audited the balance sheet of GoEnergy, Inc. (A Development Stage Company) as at July 31, 2001 and the related statements of operations, stockholders' equity and cash flows for the period from inception (May 2, 2001) through July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and the results of its operations and its cash flows for the period referred to above in conformity with generally accepted accounting principles in the United States of America.

These financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Pannell Kerr Forster

Chartered Accountants

Vancouver, Canada
August 22, 2001

GOENERGY, INC.
(A Development Stage Company)
Balance Sheet
July 31, 2001
(U.S. Dollars)
================================================================================

Assets

Current

   Cash                                                              $   36,455
--------------------------------------------------------------------------------

Total Assets                                                         $   36,455
================================================================================

Liabilities

Current
   Accounts payable and accrued liabilities                          $      800

Commitments (note 4)
Stockholders' Equity

Preferred Shares with a Par Value of $0.0001
   20,000,000 Authorized

Common Stock and Paid-in Capital in Excess of
$0.0001 Par Value

   80,000,000 Authorized
   7,066,293 Issued and outstanding                     $   71,465
Deficit                                                    (35,810)      35,655
--------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                           $   36,455
================================================================================

See notes to financial statements.

GOENERGY, INC.
(A Development Stage Company)
Statement of Operations
Period from Inception (May 2, 2001) to July 31, 2001
(U.S. Dollars)
================================================================================


Expenses

   Consulting fees                                                   $   35,000
   Accounting                                                               800
   Bank charges                                                              10
--------------------------------------------------------------------------------

Net Loss                                                             $   35,810
================================================================================

Weighted Average Number of Common Shares Outstanding                  5,341,569
================================================================================

Net Loss Per Share                                                   $    0.007
================================================================================

GOENERGY, INC.
(A Development Stage Company)
Statement of Stockholders' Equity
Period from Inception (May 2, 2001) to July 31, 2001
(U.S. Dollars)

================================================================================
                                                                       Total
                                   Common Stock *   Accumulated    Stockholders'
                               Number       Amount    Deficit         Equity

Issuance of

  Common stock

   For cash
     - Initial shares      7,066,293      $ 78,865    $        0     $   78,865
     - Finder's fee                0        (7,400)            0         (7,400)
   Loss for period                 0             0       (35,810)       (35,810)
--------------------------------------------------------------------------------
Balance, July 31, 2001     7,066,293    $   71,465    $  (35,810)    $   35,655
================================================================================

* Common stock and additional paid-in capital in excess of $0.0001 par value

GOENERGY, INC.
(A Development Stage Company)
Statement of Cash Flows
Period from Inception (May 2, 2001) to July 31, 2001
(U.S. Dollars)

================================================================================

Operating Activities
   Net loss                                                          $  (35,810)

Change in Non-Cash Working Capital
   Accounts payable and accrued liabilities                                 800
--------------------------------------------------------------------------------

Cash Used in Operating Activities                                       (35,010)

Financing Activities
   Common stock issued                                  $   78,865

   Finder's fees                                            (7,400)      71,465
--------------------------------------------------------------------------------

Inflow of Cash and Cash, End of Period                               $   36,455
================================================================================

GOENERGY, INC.
(A Development Stage Company)
Notes to Financial Statements
Period from Inception (May 2, 2001) to July 31, 2001

================================================================================

1.   ORGANIZATION AND NATURE OF OPERATIONS

     The Company is or contemplates being engaged in the business of developing commercial real estate opportunities in Canada and in the United States of America.

2.   GOING CONCERN

     The Company's financial statements are prepared using the accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

3.   ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     (a)   The Company uses the accrual method of accounting; and,
     (b)   The Company has adopted a fiscal year-end of July 31.

4.   COMMITMENTS

     At July 31, 2001, the Company was committed to pay an additional $85,000 for consulting fees to take the company public.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this disclosure statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GoEnergy, Inc.

Dated: 3/12/2001

/s/ Strato Malamas
President

GoENERGY INC.

Registration Statement and Form 10SB


Exhibits
--------

2(1)   Certificate of Incorporation

2(2)   By-laws

                                                            STATE OF DELAWARE
                                                           SECRETARY OF STATE
                                                       DIVISIONS OF CORPORATIONS
                                                       FILED 09:00 AM 05/02/2000
                                                         010210474  -  3386812

                         CERTIFICATE OF INCORPORATION

                                       OF

                                 GOENERGY, INC.


                           -------------------------

     FIRST. The name of this corporation shall be:

                                 GOENERGY, INC.

     SECOND. Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808, and its registered agent at such address is THE COMPANY CORPORATION.

     THIRD. The purpose or purposes of the corporation shall be:

     To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

One Hundred Million (100,000,000) shares of which Eighty Million (80,000,000) shares with a par value of $0.0001 each, amounting to Eight Thousand Dollars ($8,000) are Common Stock and Twenty Million (20,000,000) shares with a par value of $0.0001 each, amounting to Two Thousand Dollars ($2,000) are Preferred Stock.

     FIFTH. The name and mailing address of the Incorporator is as follows:

            Shirley Jones
            The Company Corporation
            2711 Centerville Road, Suite 400
            Wilmington, DE  19808

     SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

     IN WITNESS WHEREOF, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this second day of May, A.D. 2001.

                                                     /s/ Shirley Jones
                                                     ---------------------------
                                                     Shirley Jones
                                                     Incorporator

                                    BYLAWS
                                    ------

                                      OF

                                 GoENERGY INC.

                           (a Delaware corporation)

                                _____________

                                  ARTICLE I
                                  ---------

                                STOCKHOLDERS
                                ------------

     1. CERTIFICATES REPRESENTING STOCK. Certificates representing stock
        ------------ ------------ -----
in the corporation shall be signed by, or in the name of, the corporation by the Chairperson or Vice-Chairperson of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation. Any or all the signatures on any such certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

     Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

     The corporation may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.

     2. UNCERTIFICATED SHARES. Subject to any conditions imposed by the General
        -------------- ------
Corporation Law, the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the corporation shall be uncertificated shares. Within a reasonable time after the issuance or transfer of any uncertificated shares, the corporation shall send to the registered owner thereof any written notice prescribed by the General Corporation Law.

     3. FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be
        ---------- ----- ---------
required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

     4. STOCK TRANSFERS. Upon compliance with provisions restricting the
        ----- ---------
transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by the registered holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and, in the case of shares represented by certificates, on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

     5. RECORD DATE FOR STOCKHOLDERS. In order that the corporation may
        ------ ---- --- ------------
determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

     6. MEANING OF CERTAIN TERMS. As used herein in respect of the right
        ------- -- ------- -----
to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation, except as any provision of law may otherwise require.

     7. STOCKHOLDER MEETINGS.
        ----------- --------

     - TIME. The annual meeting shall be held on the date and at the time fixed,
       ----
from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

     - PLACE. Annual meetings and special meetings may be held at such place,
       -----
either within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware. The board of directors may also, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. If a meeting by remote communication is authorized by the board of directors in its sole discretion, and subject to guidelines and procedures as the board of directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication participate in a meeting of stockholders and be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (b) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and
(c) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

     - CALL. Annual meetings and special meetings may be called by the directors
       ----
or by any officer instructed by the directors to call the meeting.

     - NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall be
       ------ -- ------ -- ------
given, which shall state the place, if any, date, and hour of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, the written notice of any meeting shall be given not less than ten days nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder=s address as it appears on the records of the corporation. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. Whenever notice is required to be given under the Delaware General Corporation Law, certificate of incorporation or bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

     - STOCKHOLDER LIST. The officer who has charge of the stock ledger of the
       ----------- ----
corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or during ordinary business hours at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

     - CONDUCT OF MEETING. Meetings of the stockholders shall be presided over
       ------- -- -------
by one of the following officers in the order of seniority and if present and acting - the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairperson to be chosen by the stockholders. The Secretary of the corporation, or in such Secretary's absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the chairperson of the meeting shall appoint a secretary of the meeting.

     - PROXY REPRESENTATION. Each stockholder entitled to vote at a meeting of
       ----- --------------
stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period. A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder=s authorized officer, director, employee or agent signing such writing or causing such person=s signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature. A stockholder may also authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making the determination shall specify the information upon which they relied. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to
Section 212(c) of the Delaware General Corporation Law may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

     - INSPECTORS. The directors, in advance of any meeting, may, but need not,
       ----------
appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of such inspector's ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question, or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors. Except as may otherwise be required by subsection (e) of Section 231 of the General Corporation Law, the provisions of that Section shall not apply to the corporation.

     - QUORUM. The holders of a majority of the outstanding shares of stock
       ------
shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

     - VOTING. Each share of stock shall entitle the holder thereof to one vote.
       ------
Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws. In the election of directors, and for any other action, voting need not be by ballot.

     8. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as any provision of the
        ----------- ------ ------- --------
General Corporation Law may otherwise require, any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper shall be delivered to the corporation by delivery to its principal place of business or an officer or agent of the corporation having custody of the book in which the proceedings of meetings of stockholders are recorded, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of Section 228 of the General Corporation Law.

                                ARTICLE II
                                ------- --

                                DIRECTORS
                                ---------

     1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation
        --------- --- ----------
shall be managed by or under the direction of the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

     2. QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a
        -------------- --- ------
citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be. The number of directors may be increased or decreased by action of the stockholders or of the directors.

     3. ELECTION AND TERM. The first Board of Directors, unless the members
        -------- --- ----
thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

     4. MEETINGS.
        --------

     - TIME. Meetings shall be held at such time as the Board shall fix, except
       ----
that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

     - PLACE. Meetings shall be held at such place within or without the State
       -----
of Delaware as shall be fixed by the Board.

     - CALL. No call shall be required for regular meetings for which the time
       ----
and place have been fixed. Special meetings may be called by or at the direction of the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, of the President, or of a majority of the directors in office.

     - NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for
       ------ -- ------ -- ------------ ------
regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Whenever notice is required to be given under the Delaware General Corporation Law, certificate of incorporation or bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

     - QUORUM AND ACTION. A majority of the whole Board shall constitute a
      ------ --- ------
quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

     Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

     - CHAIRPERSON OF THE MEETING. The Chairperson of the Board, if any
       ----------- -- --- -------
and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairperson of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

     5. REMOVAL OF DIRECTORS. Except as may otherwise be provided by the
        ------- -- ---------
General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

     6. COMMITTEES. The Board of Directors may designate one or more committees,
        ----------
each committee to consist of one or more of the directors of the corporation.

The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any power or authority the delegation of which is prohibited by
Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

     7. WRITTEN ACTION. Any action required or permitted to be taken at any
        ------- ------
meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

                                  ARTICLE III
                                  ------- ---

                                   OFFICERS
                                   --------

     The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairperson of the Board, a Vice-Chairperson of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing such officer, no officer other than the Chairperson or Vice-Chairperson of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

     Unless otherwise provided in the resolution choosing such officer, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor shall have been chosen and qualified.

     All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of stockholders, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to such Secretary or Assistant Secretary. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

                                     ARTICLE IV
                                     ------- --

                                   CORPORATE SEAL
                                   --------- ----

     The corporate seal shall be in such form as the Board of Directors shall prescribe.

                                     ARTICLE V
                                     ------- -

                                    FISCAL YEAR
                                    ------ ----

     The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                                    ARTICLE VI
                                    ------- --

                               CONTROL OVER BYLAWS
                               ------- ---- ------

     Subject to the provisions of the certificate of incorporation and the provisions of the General Corporation Law, the power to amend, alter, or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the stockholders.

     I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of GoEnergy, Inc., a Delaware corporation, as in effect on the date hereof.


Dated:  May 3, 2001



     /s/ Strato Malamas
_____________________________________
   Secretary of GoEnergy, Inc.                              (SEAL)



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